UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

3PAR INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88580F109
(CUSIP Number)
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Dell Inc. S.S. or I.R.S. Identification No. of Above Person 74-2487834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,889,581 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,889,581 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,889,581 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.7% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Comprised of (i) 20,892,907 issued and outstanding Shares of 3PAR owned by the Tendering Stockholders (each such term as defined below) and (ii) 996,674 Shares underlying options to purchase Shares or restricted stock units of the Tendering Stockholders.
2 The calculation of this percentage is based on 63,128,839 Shares issued and outstanding as of August 24, 2010.

CUSIP No.

1	NAMES OF REPORTING PERSONS Dell Trinity Holdings Corp. S.S. or I.R.S. Identification No. of Above Person 27-3257014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,889,581 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,889,581 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,889,581 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.7% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Comprised of (i) 20,892,907 issued and outstanding Shares of 3PAR owned by the Tendering Stockholders (each such term as defined below) and (ii) 996,674 Shares underlying options to purchase Shares or restricted stock units of the Tendering Stockholders.
2 The calculation of this percentage is based on 63,128,839 Shares issued and outstanding as of August 24, 2010.

     This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D initially filed on August 20, 2010 (the “Original 13D Filing”) relating to the common stock, par value $0.001 per Share (the “Shares”) of 3PAR, Inc. (“3PAR”). Information reported in the Original 13D Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original 13D Filing.
Item 4. Purpose of Transaction.
     The disclosure in Item 4 of the Original 13D Filing under the heading “Merger Agreement” is hereby amended and supplemented by adding the following after the final paragraph thereof:
     On August 26, 2010, Dell, Dell Holdings and 3PAR entered into an amendment to the Merger Agreement (the “First Merger Agreement Amendment”) whereby:
     (1) The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, was increased from $18.00 per Share to $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes; and
     (2) The amount of the Termination Fee was increased from $53,500,000 to $72,000,000.
     This summary of the First Merger Agreement Amendment is not intended to be complete and is qualified in its entirety by reference to such amendment, a copy of which was filed by Dell and Dell Holdings as Exhibit (d)(32) to Amendment No. 1 to Schedule TO filed on August 26, 2010 and is incorporated herein by reference.
     On August 26, 2010, Dell, Dell Holdings and 3PAR entered into an Amendment No 2. to the Merger Agreement (the “Second Merger Agreement Amendment”) whereby the offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, was increased from $24.30 per Share to $27.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.
     This summary of the Second Merger Agreement Amendment is not intended to be complete and is qualified in its entirety by reference to such amendment, a copy of which was filed by Dell and Dell Holdings as Exhibit (d)(33) to Amendment No. 2 to Schedule TO filed on August 27, 2010 and is incorporated herein by reference.
Item 5. Interests in the Securities of the Purchaser.
     The disclosure in Item 5(a)—(b) of the Original 13D Filing is hereby amended and restated as follows:

     (a) — (b) Based on information provided by the Tendering Stockholders, (i) an aggregate of 20,892,907 Shares, representing approximately 33.1% of the outstanding Shares as of August 24, 2010, are required to be tendered by the Tendering Stockholders in the Offer and (ii) an aggregate of 996,674 Shares underlying options to purchase Shares or restricted stock units, representing approximately 1.6% of the outstanding Shares as of August 24, 2010, are required to be tendered in the Offer to the extent exercised by the Tendering Stockholders or vested prior to the expiration of the Offer. The Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The disclosure in Item 7 of the Original 13D Filing is hereby amended and supplemented to add the following exhibits:

Exhibit 4.3	Amendment to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., incorporated herein by reference to Exhibit (d)(32) to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.

Exhibit 4.4	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., incorporated herein by reference to Exhibit (d)(33) to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

	By:	/s/ Janet B. Wright

	Name:	Janet B. Wright
	Title:	Assistant Secretary

DELL TRINITY HOLDINGS CORP.

	By:	/s/ Janet B. Wright

	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

August 30, 2010